Item 30. Exhibit (d) iv.

Death Benefit Guarantee Rider
This rider guarantees that, while this rider is in force, the policy will not terminate under the terms of the Grace Period And Termination provision of the policy. We discuss this benefit, and the rules that apply to it, in the provisions that follow.

Rider Benefit	While this rider is in force, the policy will not terminate if the account value less any policy debt is not enough to cover the monthly charges due on a Monthly Calculation Date, as stated in the Grace Period And Termination provision of the policy.

Termination Of This Rider

The Expiration Date and charges for this rider are shown on the Schedule Page. If all charges are paid for this rider, it will continue in force until that Date. However, this rider will automatically terminate before its Expiration Date on the date any of the following occurs:

•      Termination of this policy for any reason other than insufficient account value;

•      The Selected Face Amount of this policy is changed to an amount less than $50,000; or

•      The end of the 61-day grace period (see Rider Grace Period provision below) after failure to meet the policy premium requirement (see below) and to pay an amount of premium sufficient to maintain the guarantee under this rider.

Once this rider terminates, it cannot be reinstated.

Policy Premium Requirement To Keep Rider In Force

As of each Monthly Calculation Date, the policy premium requirement must be met in order to prevent termination of this rider. This requirement is that, as of the Monthly Calculation Date, the sum of all policy premiums paid, less any amounts withdrawn and less the amount of any policy debt, is not less than the sum of Minimum Monthly Policy Premiums for this rider since its Issue Date.

The Minimum Monthly Policy Premium for this rider is set as of its Issue Date. We may change it later to reflect other changes in the policy. To determine the Minimum Monthly Policy Premiums for this rider since its Issue Date, we use the Minimum Monthly Premium for this rider in effect on each Monthly Calculation Date.

Rider Grace Period

If, on a Monthly Calculation Date, the policy premium requirement has not been met, we will mail to the last address authorized by the Owner, a notice stating the amount of premium that must be paid to maintain the guarantee under this rider. This amount is:

•      The smallest amount needed to meet the policy premium requirement for the current Monthly Calculation Date; plus

•      Two times the Minimum Monthly Policy Premium in effect on that Date.

We allow a grace period of 61 days from the current Monthly Calculation Date for payment of the amount needed to maintain the guarantee under this rider. If we do not receive the required premium by the end of this grace period, the rider will terminate.

Contestability	We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years from its Issue Date. The Issue Date of this rider is shown on the Schedule Page.

Rider Part Of Policy	This rider is made a part of this policy as of the Issue Date of this rider in return for the application for this rider and the payment of the charges for this rider. The maximum charges for this rider are shown on the Schedule Page. We have a right to charge less than these maximum charges. Any change in charges will apply to all individuals who are in the same class as the Insured. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

DBG-9400B	DBG Page 1

DBG Page 2

Cancellation Of This Rider

This rider may be cancelled by the Owner’s written request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

/s/ Ann F. Lomeli
President	Secretary

DBG-9400B